102 South Main Street

Greenville, South Carolina 29601

July 22, 2009

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The South Financial Group, Inc.

Schedule 14A

Filed June 30, 2009

File No. 000-15083

Dear Mr. Dundas:

Set forth below is the response of The South Financial Group, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were included in your letter, dated July 10, 2009 (the “Comment Letter”), with respect to the filing referenced above. The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) incorporating the revisions described herein. For the convenience of the staff, three (3) copies of the Proxy Statement, which has been marked to show the changes from the original Preliminary Proxy Statement on Schedule 14A filed June 30, 2009, are also being delivered to you via overnight delivery. All page references in the responses set forth below are to the pages of the marked copies of the Proxy Statement.

General

1.	Please tell us how you considered whether pro forma financial information is required pursuant to Article 11 of Regulation S-X.

Response: Article 11 requires pro forma financial information under certain circumstances including when the “consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.” Under the circumstances, the Company’s recent secondary common stock offering is not relevant to the shareholders’ decision regarding the two substantive proposals because the stock offering has been completed and does not require shareholder action. In addition, the Company does not believe that pro forma financial information is material to the shareholders’ decision given nature of the exchange, the terms of the exchange and the relatively straight-forward impact on the Company. Notwithstanding the foregoing, in light of the Staff’s comment, the disclosure on pages 16 and 17 has been revised to include a pro-forma capitalization table that illustrates the dilution and related impacts resulting from the stock issuance and the conversion. However, the Company does not believe presentation of pro forma income statement data

Mr. Gregory Dundas

July 22, 2009

is appropriate given our recent operating losses as inclusion of the additional shares would be anti-dilutive thus reducing the loss per share amounts for both 2008 and 2009 potentially misleading investors regarding the dilutive effect of the transactions.

2.	Please revise to include your proxy card. See Rule 14a-6(a) of Regulation 14.

Response: As per the Staff’s comment, the proxy card has been included with the filing of the Proxy Statement.

Proposal No. 2, page 11

3.	Please disclose the number of common shares and the percentage of the total that will be owned by officers and directors upon conversion.

Response: The disclosure on page 12 of the Proxy Statement has been revised to address the Staff’s comment.

4.

Please describe any material differences between the Series 2009 preferred stock and the common stock into which the Series 2009 preferred stock will be converted with respect to any of the matters concerning which information would be required in the description of securities in Item 202 of Regulation S-K. See Item 12(b) of Schedule 14A.

Response: The disclosure on pages 12 to 15 of the Proxy Statement has been revised to address the Staff’s comment.

5.	Please describe any dilution that may occur if the Series 2009 preferred stock is converted into common stock.

Response: The disclosure on page 12 of the Proxy Statement has been revised to address the Staff’s comment.

Proposal No. 3

6.

Please provide a brief discussion of Proposal No. 3, including a description of the treatment and effect of abstentions. Include a statement that you will not use discretionary authority granted by proxies voted against the conversion to adjourn the meeting to solicit additional votes.

Response: The disclosure on pages 15 and 16 of the Proxy Statement has been revised to address the Staff’s comment.

5% Beneficial Owners, page 13

7.	We note that your 5% Beneficial Owners Table is blank, and that your footnote 2 on page 13 states, “To be updated.” Please complete your 5% Beneficial Owners table or revise as appropriate.

Response: The disclosure on page 18 and 19 of the Proxy Statement has been revised to address the Staff’s comment.

Mr. Gregory Dundas

July 22, 2009

Incorporation By Reference, page 15

8.	Please revise to limit your incorporation by reference to those items specifically permitted under Schedule 14A. Refer to Note D to, and Item 13 of, Schedule 14A.

Response: The disclosure on page 20 of the Proxy Statement has been revised to address the Staff’s comment.

9.	Please provide the undertaking required under Note D(2) to Schedule 14A.

Response: The disclosure on page 12 of the Proxy Statement has been revised to address the Staff’s comment.

* * * * * * *

In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 864-255-4777 or Nick Demmo of Wachtell, Lipton, Rosen & Katz at 212-403-1381.

Sincerely,

William P. Crawford, Jr.

Executive Vice President and General Counsel